January 31, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

Attn: Karl Hiller, John Cannarella, Cheryl Brown and Loan Lauren Nguyen

RE: Himalaya Technologies, Inc. (the “Company”) Offering Statement on Form 1-A

File No. 024-11980

Ladies and Gentlemen:

In follow up to the teleconference the Company and its counsel had with Mssrs. Hiller and Cannarella on January 26, 2023, we provide this correspondence.

Issue #1:

We clarify a question of fact to confirm that any and all talks or plans for the Company to acquire Digital Business Solutions, Inc. (d/b/a Russell Associates) have been terminated and there is no further intent for the Company to acquire whatsoever.

Issue #2:

We will add the below paragraph to describe the transaction history regarding terminated proposed acquisition of Russell Associates:

On January 12, 2023, the Company terminated any and all existing agreements with Digital Business Solutions, Inc. (d/b/a Russell Associates) and ended any and all talks to acquire the Company’s assets. The first agreement between the parties was executed on October 28, 2022 setting forth the total agreed purchase price at up to $280,000, including $120,000 cash due on closing by November 30, 2022, subject to extension, promissory notes of $70,000 due January 1, 2023 and $40,000 due January 1, 2024, and a $50,000 performance based earnout. No earnest money deposit was made with execution of the agreement. On November 1, 2022, we extended the proposed transaction’s closing deadline to January 15, 2021 and reallocated a minimum earn-out of $35,000 in 2023 to purchase consideration in the form of a seller note. On December 17, 2022, the Company amended the agreement again for the potential target to clarify it as non-binding with regard to break-up fees or penalties if not consummated, referencing the document as a “non-binding letter of intent”. The previous agreement to acquire Digital Business Solutions, Inc. (d/b/a Russell Associates) was terminated on January 12, 2023. There were no break-up fees or penalties for this action. Investors should disregard this terminated transaction and any prior references to it in reviewing our securities for investment, including materials and investor information filed in Form 8-K dated December 2, 2022 and our previously filed Form 1A/A on December 21, 2022.

This would be a paragraph in the business discussion where Russell Associates is now discussed.

Issue #3:

To address the comments raised regarding the dilution, we would submit this “Dilution” section in its entirety to replace the Dilution section in the Company’s previous amendment in its entirety:

DILUTION

If you purchase shares in this Offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share in this Offering and the net tangible book value per share of our Common Stock after this Offering. You will experience immediate and substantial dilution because the price you pay will be substantially greater than the net tangible book value per share of the shares you acquire, which is currently -$0.0055 per share.

On January 19, 2023, there were an aggregate of 147,201,861 shares of Company’s Common Stock issued and outstanding. Our net tangible book value as of January 19, 2023, was -$814,518 or -$0.0055 per outstanding share of our Common Stock (as reported in our 10-Q for the three-months ending October 31, 2022).

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, $3,000,000; $2,250,000; $1,500,000 and $750,000 worth of the subscribed shares offered for sale in this offering:

Funding Level	$3,000,000	$2,250,000	$1,500,000	$750,000
Number of shares sold to new investors	1,500,000,000	1,125,000,000	750,000,000	375,000,000
Offering Price	$0.002	$0.002	$0.002	$0.002
Historical net tangle book value per Common Stock share before the Offering	$(0.0055)	$(0.0055)	$(0.0055)	$(0.0055)
Increase in net tangible book value per share attributable to new investors in this Offering	$0.0068	$0.0066	$0.0063	$0.0056
Net tangible book value per share, after the offering	0.0013	0.0011	0.0008	(0.0001)
Dilution per share to new investors	0.0007	0.0009	0.0012	0.0021

We now provide the following table to illustrate the per share dilution to new investors discussed above, assuming the sale of, respectively, $3,000,000; $2,250,000; $1,500,000 and $750,000 worth of the subscribed common shares offered for sale in this offering, presuming before the Offering, the conversion of all outstanding preferred shares to common stock. 545,966 outstanding Series B Preferred Shares converting at 1,000 for 1 would become 545,966,000 common shares and the 1,000,000 Series C Preferred Shares would become 1,000,000 common shares for an increase in issued and outstanding common stock of 546,966,000 to 694,167,861; there is no cash cost associated with potential conversions of Series B or Series C Preferred shares. There are no Series A Preferred shares currently issued or outstanding or offered to any party. With the same book value per share as a starting point and basis (prior to the Offering and theoretical conversions of Preferred shares), net tangible book value is as follows:

Funding Level	$3,000,000	$2,250,000	$1,500,000	$750,000
Number of shares sold to new investors	1,500,000,000	1,125,000,000	750,000,000	375,000,000
Offering Price	$0.002	$0.002	$0.002	$0.002
Historical net tangle book value per Common Stock share before the Offering	$(0.00117)	$(0.00117)	$(0.00117)	$(0.00117)
Increase in net tangible book value per share attributable to new investors in this Offering	$0.00217	$0.00196	$0.00164	$0.00109
Net tangible book value per share, after the offering	0.000996	0.000789	0.000475	0.0000837
Dilution per share to new investors	0.000100	.001211	0.00195	0.00191

Insider Purchases:

On April 18, 2022, our CEO, Vikram Grover, converted $80,000.00 of accrued compensation into 15,504 Series B Preferred shares priced using a common stock moving average bid closing price of $0.00516 and a B share conversion ratio of 1-1000 into common stock.

On August 11, 2022, our CEO, Vikram Grover, converted $40,000.00 of accrued compensation into 9,090 Series B Preferred shares priced using a common stock moving average bid closing price of $0.0044 and a B share conversion ratio of 1-1000 into common stock.

We hope these clarifications and updates for investors provide required accuracy in response to the SEC’s latest comments. Our counsel will contact you today to confirm that these changes are sufficient, and we will then file an eighth amendment to our Form 1A later today. I can be reached at (212) 731-4806 for further information, or you can contact Milan Saha Esq. at (646) 397-9056 or (518) 478-4208.

Sincerely,

Himalaya Technologies, Inc.

By:	/s/ Vikram Grover
Name:	Vikram Grover
Title:	Chief Executive Officer